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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2020 AND ENDING Juune 30, 2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beyondtrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8805 Ryegate Court
(No. and Street)

St. Louis	MO	63127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beyondtrade Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS

Pursuant to Rule 17a-5(d)

For the Year Ending June 30, 2021

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.

BEYONDTRADE SECURITIES, INC.

FINANCIAL STATEMENTS
For the Year Ending June 30, 2021

TABLE OF CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Beyondtrade Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Beyondtrade Securities, Inc. (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statement, the Company has suffered recurring losses from operations and has limited financing options that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
October 19, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

BEYONDTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of June 30, 2021

ASSETS

Cash	$	41,174
Fixed assets, net		9,087
Prepaid expenses and deposits		275
TOTAL ASSETS	$	50,536

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Bank loan payable	$	111,700
Payroll liabilities		2,709
Accounts payable		267
TOTAL LIABILITIES		114,676
STOCKHOLDER'S EQUITY		
Common stock, $0.000010 par value, 10,000,000 shares authorized, issued and outstanding		100
Additional paid in capital		999,900
Retained earnings (accumulated deficit)		(1,064,140)
Total stockholder's equity		(64,140)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	50,536

The accompanying notes are an integral part of these financial statements.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ending June 30, 2021

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization and Business

Beyondtrade Securities, Inc. (the "Company") is a Delaware corporation formed in 2017 under the name Mypaltrade Securities, Inc. and changed its name to Beyondtrade Securities, Inc. in December 2019. The Company is a wholly owned subsidiary of Beyondtrade Securities Group, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and received membership approval from the Financial Industry Regulatory Authority (FINRA) on July 10, 2019. The Company has approval from FINRA to provide on-line and electronic brokerage service on an agency basis to retail customers in listed and over-the-counter equity and option securities and exchange traded funds. As of June 30, 2021, the Company has not commenced brokerage operations with retail customers.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606 on a settlement date basis for customer securities transaction. There were no unsatisfied performance obligations at June 30, 2021.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Agreements with clearing brokers

The Company has signed a Letter of Intent with a clearing broker-dealer to execute a fully-disclosed clearing agreement with the clearing broker. Under the agreement the Company will not carry, or clear customer accounts and all customer transactions will be introduced to, and executed and cleared by, its clearing broker on behalf of the Company. Once executed, the Company's agreement with its clearing brokers will provide that as clearing broker, it will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act").

As of June 30, 2021, the Company had not executed a clearing agreement with any clearing broker and had not commenced brokerage operations with retail customers.

Fixed Assets

Fixed assets are stated at cost, net of depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

NOTE 2: Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

NOTE 2: Recently Issued Accounting Pronouncements *(continued)*

For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3: Leases

The Company was a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement did not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease expired on April 30, 2021. The Company has not entered into any other lease agreement and is operated from the residence of the Company's Chief Executive Officer.

NOTE 4: Bank Loan Payable

In May 2020, the Company applied for and received an SBA Paycheck Protection Program first draw loan in the amount of $70,000. In February 2021 the Company submitted and received a second draw loan in the amount of $41,700 for a total of $111,700. Both loans have a 1% fixed annual interest rate with a 6-month payment deferral period. Monthly payments are first due in November 2021. There are no prepayment penalties on the loans. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loans and qualifying for the forgiveness of such loans based on our future adherence to the forgiveness criteria. Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loans are restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loans.

Subsequent to year-end, the first draw loan was almost entirely forgiven and the remaining balance was paid-in-full and forgiveness of the second draw loan has been requested. See Note 10.

NOTE 5: Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ --	(30,975)	30,975	$ --
State	$ 450	--	--	$ 450
Total	$ 450	(30,975)	30,975	$ 450

The Company has available at June 30, 2021, unused Federal net operating losses, which may be applied against future taxable income resulting in a deferred tax asset of approximately $209,000. The net operating loss begins to expire in the year 2039. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ending June 30, 2021

NOTE 5: Income Taxes *(continued)*

The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2021, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6: Fixed Assets

Fixed assets consisted of the following at June 30, 2021:

		Useful Lives
Machinery and equipment	$ 11,133	5-10
Furniture and fixtures	5,800	5-10
	$ 16,933	
Less accumulated depreciation	(7,846)	
	$ 9,087	

NOTE 7: Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash for the Company subject to FDIC insured limit is $41,174 as of June 30, 2021.

NOTE 8: Commitments and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2021.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE 9: Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1.

At June 30, 2021, the Company has net capital of $38,199 which exceeded the required net capital by $33,199 and its aggregate indebtedness to net capital ratio was 0.08 to 1.

NOTE 10: Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that the following events or transactions took place that would have a material impact on its financial statements.

On September 1, 2021, the Company received notification from its PPP lender that $68,781 of the first draw loan of $70,000 had been forgiven and that the Company has an outstanding loan balance on the first draw of $1,219. On September 15, 2021, the Company made its first monthly installment payment on the outstanding balance to the PPP first draw loan.

BEYONDTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ending June 30, 2021

NOTE 10: Subsequent Events *(continued)*

As of the date of these financial statements, the Company has applied to its lender for loan forgiveness of its second draw loan balance of $41,700. Management expects this second draw loan balance to be forgiven. If not, the Company will be subject to monthly interest payments on the outstanding PPP loan balance. The annual interest rate of the outstanding balance on PPP loans is 1%.

NOTE 11: Going Concern

The Company had losses of $216,331 in the year ending June 30, 2021. As of June 30, 2021, its accumulated deficit is $1,064,140. Management believes the Company's present cash flows will not enable it to meet its financial or regulatory obligations for the twelve months following the date these financial statements are available to be issued. However, management is working to obtain new long-term financing from its Parent and new investors. Management believes it is probable that the Company will obtain new sources of financing which will enable the Company to meet its financial and regulatory obligations beyond the twelve-month period from the date the financial statements are available to be issued.